UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 10, 2020

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI PRESS RELEASE FOR THE SIX MONTHS ENDED 31 MARCH 2021

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

AngloGold Ashanti Q1 Earnings Rise to $203m as Obuasi Moves Toward Completion

(JOHANNESBURG) – NEWS RELEASE – AngloGold Ashanti reported first quarter headline earnings of $203m, driven by the higher gold price, as the Company continued its reinvestment programme aimed at completing the redevelopment of the Obuasi gold mine and adding new gold reserves across its portfolio.

Headline earnings of $203m, or 48 cents a share in the three months to the end of March 2021, compare to $143m, or 34 US cents per share, in the first quarter of 2020. Adjusted net debt declined by 43% year-on-year to $908m in the first quarter of 2021 from $1,606m in the first quarter of 2020.

“We continue to make progress in delivering on our strategy,” Interim Chief Executive Officer Christine Ramon said. “Our balance sheet remains in a solid position and Obuasi is making steady progress to completion.”

This year and next will be key investment years for AngloGold Ashanti as it increases production from brownfields projects and builds on strong reserve additions from exploration in 2020, to increase its overall reserve base and the life of its mines. The Company currently expects to meet its guidance for 2021.

Construction at the Obuasi Redevelopment Project, which will transform the 20Moz high-grade gold ore body, initially placed on care and maintenance in 2016, into a top-tier gold producer, achieved 97% completion by the end of March this year. Production from the mine rose 53% to 46,000oz in the first quarter of 2021, from 30,000oz the prior quarter.

Production for the first quarter of 2021 was 588,000oz at a total cash cost of $999/oz, compared with 630,000oz at a total cash cost of $773/oz from continuing operations in the same period in 2020. Solid production performances at AGA Mineração, Serra Grande, Siguiri and Obuasi were offset by declines at other mines in the portfolio.

In the first quarter of 2021, COVID-19 accounted for an estimated 4,000oz of lost production and an estimated $29/oz of all-in sustaining costs. The Brazilian operations and Obuasi mine were most affected by the pandemic during the first quarter, with high rates of absenteeism affecting productivity in Brazil and ongoing challenges encountered in the rotation of expatriate workers from Australia to Ghana.

In the first quarter of 2021, total cash costs increased mainly as a result of lower grades and the drawing down on ore stockpiles at some of the operations while waste stripping and underground development progressed, as well as inflationary pressures recorded across most of the portfolio. This increase was partly offset by operating efficiencies. AISC rose by 26%, or $266/oz, to $1,287/oz in the first quarter of 2021, compared to $1,021/oz from continuing operations in the first quarter of 2020.

The primary driver of production growth over the next two years are Obuasi operating at steady state, Tropicana reverting to normalised production levels following the current reinvestment in its life extension, and planned production gains from AGA Mineração, Siguiri and Sunrise Dam.

Adjusted EBITDA increased by 3% year-on-year from $434m in the first quarter of 2020 to $449m in the first quarter of 2021, giving a strong Adjusted EBITDA margin of 47% in the first quarter of the year. The Adjusted net debt to Adjusted EBITDA ratio improved from 0.93 times at 31 March 2020 to 0.37 times at 31 March 2021.

The Company is steadily progressing its new climate strategy, including the implementation of the recommendations of the Task Force on Climate- Related Financial Disclosures which was created by the Financial Stability Board. This process is currently expected to be completed later this year, along with new emission reduction targets and strategies to further reduce emissions and its carbon footprint.

SAFETY

Regrettably, one fatality occurred in February 2021 when a miner at the Serra Grande mine in Brazil was fatally injured in a fall-of-ground related incident during blasting preparation activities. We extend our heartfelt condolences to the family and loved ones. This incident is a stark reminder to remain diligent in our work towards our goal of zero harm.

The Company has been implementing a revitalised safety strategy across the business, with particular focus on the critical controls needed to eliminate what are called ‘high consequence, low frequency’ events.

ENDS
Johannesburg

10 May 2021

CONTACTS

Media

Julie Bain            +27 663 640 038                 jbain@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Yatish Chowthee         +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Fundisa Mgidi        +27 11 637 6763 / +27 82 821 5322        fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information contained in this announcement has not been reviewed or reported on by AngloGold Ashanti’s external auditors.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 10, 2021    By: /s/ L MARWICK_

Name: L Marwick
Title: Executive Vice President – General Counsel, Compliance